June 10, 2026

Consent of Cozen O'Connor LLP

We hereby consent to the reference to our name on the cover page and under the heading "Legal Matters", and to the reference to our name and use of our opinions under the headings "Eligibility for Investment" in the prospectus supplement dated June 10, 2026 relating to the issuance by Aduro Clean Technologies Inc. of common shares, which forms part of the Registration Statement on Form F-10 (File No. 333-292023).

In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Yours truly,

/s/Cozen O'Connor LLP

COZEN O'CONNOR LLP

Bentall 5 550 Burrard St Suite 2501 Vancouver, BC V6C 2B5 (604) 674-9170 (604) 674-9245 Fax cozen.com